

November 9, 2010

Mr. Scott Yetter
Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, NJ 08619

> **Re:** **Voxware, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2010**
> **File No. 000-21413**

Dear Mr. Yetter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state that by effecting a reverse split and paying cash for fractional shares you will reduce the number of record holders of your common stock so that you will have fewer than 300 stockholders of record. You further state that when you have fewer than 300 holders of record, you will be able to terminate your registration under the Exchange Act. It appears therefore that the reverse stock split constitutes a Rule 13e-3 transaction, as defined in paragraph (a)(3) of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule, which has either a "reasonable

likelihood or a purpose of producing" any of the effects described in paragraph (a)(3)(ii) of the rule. Please file a Schedule 13E-3 with an amended proxy statement that complies with Rule 13e-3 or provide us with an analysis concerning why you do not believe this is a Rule 13e-3 transaction. Your response should advise of the number of record holders before and after the transaction.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any questions. If you require further assistance, please contact Julie Griffith, Special Counsel, in the Office of Mergers and Acquisitions at (202) 551-3267.

Sincerely,

Maryse Mills-Apenteng
Special Counsel